

DIVISION OF
CORPORATION FINANCE

June 17, 2010

By U.S. Mail and Facsimile to: (202) 739-3001

Lawrence Odell
Executive Vice President and General Counsel
First BanCorp.
1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908

> **Re:** **First BanCorp.**
> **Amendment No. 2 to Registration Statement on Form S-4 on Form S-1**
> **Filed June 9, 2010**
> **File No. 333-165252**

Dear Mr. Odell:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4 on Form S-1

General

1.   We note your response to prior comment 1 and the disclosure added on page 66. If maximum participation by all holders of Preferred Stock may result in the possibility that the company will not be able to accept any tendered shares of Preferred Stock within an Acceptance Priority Level (because the Adjusted Aggregate Consideration has been completely depleted from the acquisition of shares of Preferred Stock of more senior priority levels), please disclose to

holders that the exchange offer as to the applicable series of Preferred Stock is conditioned upon the Adjusted Aggregate Consideration being greater than 0.

Questions and Answers about the Exchange Offer, page 5

What Additional Efforts is the Corporation Taking to Improve Its Capital?, page 6

2.   Please revise this discussion to address the ramifications of failing to improve your capital position through the three initiatives you discuss in this answer. In particular, please discuss the potential for additional regulatory action and how that might impact the decision between remaining a holder of preferred stock and becoming a common stockholder.

How Would the Issuance of Additional Shares of Common Stock Affect…, page 6

3.   Based on the company's current stock price and the magnitude of the common stock issuances under consideration, it appears that your capital strengthening initiatives, to the extent they are successful, will have a substantial dilutive impact on holders of preferred stock that participate in the Exchange Offer. To the extent you are able, please revise to provide a quantified range or approximation of the potential dilutive effect on earnings per share, book value and voting power.

4.   Please revise this answer to address the possibility that the U.S. Treasury or an investor in the Capital Raise may acquire a significant percentage of the company's common stock and therefore have the ability to influence stockholder matters to the detriment of other common stockholders.

Will We Pay Dividends on Preferred Stock that Remains Outstanding…, page 11

5.   Please revise this answer to address the limitation on your ability to pay dividends imposed by the Agreement with the Fed.

Summary, page 14

Regulatory and Other Capital Ratios, page 16

6.   You refer to an amendment to your Restated Articles of Incorporation to decrease the par value of a share of common stock. Please revise to disclose why you are considering this amendment, when it will be presented to your stockholders for approval and whether its approval is a condition to completing the Exchange Offer.

Risk Factors, page 26

Our banking subsidiary is operating under a Consent Order…, page 26

7.   You state that you may become subject to additional regulatory enforcement action up to and including the appointment of a conservator or receiver for the Bank. Please revise to state explicitly the effect of the appointment of a conservator or receiver on holders of your securities. Please also revise to specify what you mean by the statement that you will need to "dedicate significant resources" to complying with the Agreements.

Exhibits and Financial Statement Schedules, page II-4

8.   Please file the Order and the Agreement as exhibits to the registration statement.

Closing Comments

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3770 with any questions.

                                                Sincerely,

                                                Todd Schiffman
                                                Assistant Director

cc: Linda L. Griggs
        Gail A. Pierce
        Morgan, Lewis & Bockius LLP
        (By facsimile)